Exhibit 99.1

Auna Reports Preliminary Key Performance Indicators for the First Quarter ended March 31, 2026

Luxembourg, April 17, 2026 – Auna S.A. (“Auna” or the “Company”), a leading healthcare services platform in Latin America with operations in Mexico, Peru, and Colombia, today reported select operating metrics for the First Quarter ended March 31, 2026. The Company intends to publish these key performance indicators on a quarterly basis going forward, as part of its commitment to providing investors with more information and a clearer understanding of Auna.

Preliminary Key Performance Indicators As of first quarter ended March 31, 2026

Healthcare Services Mexico
Key Operating Metrics		1Q'25	2Q'25	3Q'25	4Q'25	1Q'26

Emergency treatments (1)	#(000)	8,053	8,170	7,274	8,002	7,864
Surgeries (2)	#(000)	4,687	4,904	5,177	5,028	4,855
Total number of days hospitalized (3)	#	25,344	24,791	25,450	24,156	25,122
Total Capacity Utilization (4)%		39.8%	38.5%	39.1%	37.1%	39.4%
Chemotherapies & Radiotherapies (sessions) (5)	#	2,333	2,690	3,678	3,983	4,162

Healthcare Services Peru
Key Operating Metrics		1Q'25	2Q'25	3Q'25	4Q'25	1Q'26

Emergency treatments (1)	#(000)	37,866	47,602	49,049	47,885	45,485
Surgeries (2)	#(000)	5,360	5,438	5,034	4,973	5,851
Total number of days hospitalized (3)	#	24,990	25,789	26,912	26,486	26,428
Total Capacity Utilization (4)%		74.0%	73.6%	76.0%	74.8%	76.3%
Chemotherapies & Radiotherapies (sessions) (5)	#	12,831	12,787	11,027	12,296	12,718

OncoSalud Peru
Key Operating Metrics		1Q'25	2Q'25	3Q'25	4Q'25	1Q'26
Plan Memberships (6)	#(000)	1,364,710	1,388,579	1,395,509	1,424,695	1,439,781

Healthcare Services Colombia
Key Operating Metrics		1Q'25	2Q'25	3Q'25	4Q'25	1Q'26

Emergency treatments (1)	#(000)	36,386	36,052	37,323	35,289	38,077
Surgeries (2)	#(000)	10,653	10,484	11,209	10,443	10,897
Total number of days hospitalized (3)	#	78,254	78,583	80,176	79,349	80,716
Total Capacity Utilization (4)%		76.9%	76.4%	77.1%	76.3%	79.3%
Protected lives (7)	#	—	—	—	3,036,335	3,057,763
Chemotherapies & Radiotherapies (sessions) (5)	#	36,884	33,912	36,668	35,941	36,619

1) Emergency care includes the number of visits to the emergency rooms and may include several visits per patient.
2) Number of surgeries includes inpatient surgeries, outpatient surgeries and cesarean sections.
3) Total number of days during which any of Auna's beds were occupied by a hospitalized patient during the period, including ICU.
4) Total capacity utilization is calculated as (i) (x) total number of days in which any of Auna's beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.
5) Intravenous chemotherapy and radiotherapy infusions in both inpatient and outpatient care; excludes oral treatments. In Peru, includes sessions across the Healthcare Services Network and OncoSalud Segments.
6) As of period end and as reported to the National Superintendence of Health Susalud in Peru.
7) Insured population assigned to Auna under risk-sharing agreements in Colombia. Tracking began in 4Q25.

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About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of March 31, 2026, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,333 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Preliminary Information

The information contained in this press release is preliminary in nature and is provided for informational purposes only. It is based on current estimates, assumptions, and expectations, which remain subject to ongoing review, verification, and possible revision. Final first quarter ended March 31, 2026 Key Performance Indicators may differ from those set forth herein. Readers are cautioned not to place undue reliance on these preliminary results.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about our intention to publish these key performance indicators on a quarterly basis going forward. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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